Exhibit (a)(1)(N)
FIDELITY NATIONAL INFORMATION SERVICES, INC.
IMPORTANT DATES FOR TENDER OFFER
     On July 6, 2010, FIS commenced an offer to purchase, for not more than $2.5 billion in cash, shares of its common stock, at a price not greater than $31.00 per share nor less than $29.00 per share, net to the seller in cash, without interest and subject to applicable withholding taxes. The tender offer is being made upon the terms and subject to the conditions that are described in the offer to purchase and other ancillary documents that have been filed with the SEC and that are being sent to shareholders.
     Methods for FIS employees to participate in the tender offer include: (i) tendering shares of FIS common stock in the tender offer (including ESPP shares), (ii) unconditionally exercising vested options and tendering the underlying shares of FIS common stock, (iii) conditionally exercising vested options, subject to acceptance in the tender offer of the underlying remaining shares of FIS common stock pursuant to special tender procedures established by FIS, and (iv) directing a plan trustee to tender interests in FIS shares held by the employee in an FIS 401(k) plan. Please note the following important dates applicable to your participation in the tender offer:
•	Deadline to Non-Conditionally Exercise Options: July 26, 2010. Any holder of vested options to acquire FIS common stock who wishes to tender shares to be received upon the exercise of options, other than a conditional exercise of options and tender of shares pursuant to special procedures established by FIS, must exercise the options no later than 4.00 p.m., Eastern Time, on Monday, July 26, 2010 to allow sufficient time to issue shares of FIS common stock to the holder and for the holder to tender such shares into the tender offer.

•	Deadline to Conditionally Exercise Options: July 29, 2010. Any holder of options to acquire FIS common stock who wishes to conditionally exercise his or her options, subject to acceptance of the remaining underlying shares in the tender offer, pursuant to special procedures established by FIS, must submit a conditional exercise and tender form to FIS no later than 4:00 p.m. Eastern Time on Thursday July 29, 2010. No changes to a holder’s election to conditionally exercise options and tender underlying shares will be allowed after 4:00 p.m. Eastern Time on Thursday, July 29, 2010.

•	Deadline to Make 401(k) Election to Participate: July 29, 2010. Participants in FIS 401(k) plans who wish to participate in the tender offer must direct the plan trustee to tender their interest in the FIS shares no later than 4:00 p.m. Eastern Time on Thursday, July 29, 2010. No changes to a participant’s election to participate in the tender offer will be allowed after 4:00 p.m. Eastern Time on Thursday, July 29, 2010.

•	Blackout for 401(k) Participants: Begins July 30, 2010. Participants in FIS 401(k) plans who direct the plan trustee to tender their interests in FIS shares may not engage in transactions with respect to such portions of their FIS stock investments in the 401(k) accounts beginning at 4:00 p.m. Eastern Time on Friday, July 30, 2010 and ending at the closing of the tender offer (when FIS makes payment for tendered shares), which is ex-

pected to occur during the week of August 9, 2010. This blackout is due to administrative reasons related to processing tenders of interests in FIS shares held in 401(k) plan stock fund accounts.
•	Deadline for Beneficial Shareholders (including ESPP shares) to Tender: August 2, 2010 (or earlier). Beneficial holders of shares of FIS common stock (including ESPP shares) must instruct brokers and nominees to tender shares of FIS common stock in advance of the expiration of the tender offer. Broker and nominees will have their own deadlines, but for administrative reasons generally require tenders to be made one business day in advance of the expiration date of the tender offer. No changes to a beneficial holder’s election to participate in the tender offer will be allowed after the deadline set by the broker or nominee.

•	Expiration of Tender Offer: August 3, 2010. The tender offer and the right to withdraw tendered shares will expire at 5:00 p.m. Eastern Time on Tuesday, August 3, 2010, unless FIS extends the tender offer. As described herein, please note that for administrative reasons earlier deadlines are applicable to shares underlying options, interests in FIS shares held in 401(k) accounts and shares held by brokers and nominees (including ESPP shares).

•	Payment for Tendered Shares Expected to be Made after August 10, 2010. Assuming the tender offer is consummated, FIS will pay the purchase price for the shares purchased as promptly as practicable after the final results of proration, if required, are announced. FIS anticipates that proration results will not be announced until at least August 10, 2010, which is five business days after the expiration of the tender offer. FIS will pay for the shares accepted for purchase by depositing the aggregate purchase price with the Depositary. The Depositary will transmit payment for all shares accepted for payment pursuant to the tender offer.
     If you have questions regarding your participation in the tender offer, you may contact Stacey Lombardi at (904) 854-5365. FIS also strongly urges each option holder and shareholder to contact their investment and tax advisors with any questions.
ADDITIONAL INFORMATION:
          This communication is for informational purposes only and is not an offer to purchase or a solicitation of an offer to sell any shares of FIS common stock. The solicitation and offer to purchase shares of FIS common stock is being made only pursuant to the offer to purchase, dated July 6, 2010, as amended and supplemented from time to time, and related materials. Shareholders can obtain free copies of these materials and other documents filed by FIS with the Securities and Exchange Commission at www.sec.gov or at the Investors section of FIS’ website at www.fisglobal.com/AboutFIS. Shareholders also may obtain free copies of these materials from Georgeson Inc., FIS’ information agent, by calling (800) 891-3214 or (212) 440-9800. Shareholders are urged to carefully read these materials prior to making any decision with respect to the offer because they will contain important information about the offer.

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